K&L GATES LLP 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 10, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Shares ETF Trust

-Direxion Daily Gold Miners Index Bull 2X Shares

-Direxion Daily Gold Miners Index Bear 2X Shares

-Direxion Daily Junior Gold Miners Index Bull 2X Shares

-Direxion Daily Junior Gold Miners Index Bear 2X Shares

-Direxion Daily CSI 300 China A Share Bull 2X Shares

-Direxion Daily CSI 300 China A Share Bear 1X Shares

File Nos. 333-150525; 811-22201
Post-Effective Amendment No. 128

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 128 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP